February 2, 2006

Mr. Steven Jacobs

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, DC 20549

RE:	Global Payments Inc.
Form 10-K for the year ended May 31, 2005
Filed August 15, 2005
File No. 001-16111

Mr. Jacobs:

This letter sets forth the responses of Global Payments Inc. (the “Company”) to the comments of the Staff of the Commission with regard to the above-referenced filing. We have provided the supplemental information you requested. The comment requiring changes to our periodic disclosure will be reflected in our future Annual Reports on Form 10-K, commencing with the fiscal year ending May 31, 2006.

Form 10-K for the year ended May 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Reserve for Operating Losses, pages 27-28

1.	Comment: Your critical accounting estimate disclosure should supplement, not duplicate, the description of accounting policies already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality of the information regarding financial condition and operating performance as well as the variability that is reasonably likely to result from applying the accounting policy over time. Please expand your disclosure in future filings to disclose your known historical losses and processing volume used in developing an estimate of your operating losses and qualitatively and quantitatively discuss how a change in these assumptions could impact your financial statements. Please show us how you will revise your disclosure in response to this comment. Refer to SEC Release 33-8350.

Mr. Steven Jacobs

February 2, 2006

Response:

In response to this comment, we will implement a form of the following disclosure in our future Annual Reports on Form 10-K, commencing with the fiscal year ending May 31, 2006:

Reserve for operating losses—As a part of our direct merchant credit card and debit card processing services and check guarantee services in the United States and Canada, we experience merchant losses and check guarantee losses, which we collectively refer to as “operating losses.” Merchant losses occur when we are unable to collect amounts from merchant customers for any charges properly reversed by the cardholder. Check guarantee losses occur when we are unable to collect the full amount of a guaranteed check from the checkwriter. Please refer to the notes to the consolidated financial statements for a further explanation of these operating losses.

We account for our potential liability relating to merchant losses as guarantees. We estimate the fair value of these guarantees by adding a fair value margin to our estimate of losses. This estimate of losses is comprised of known losses and a projection of future losses based on an assumed percentage of direct merchant credit card and off-line debit card sales volumes processed, or processed volume. For the years ended May 31, 2006, 2005, and 2004, our processed volume was $x.x billion, $75.6 billion, and $67.9 billion, respectively. For these same periods, we recorded provisions for merchant losses of $x million, $9.1 million, and $12.5 million, respectively. As a percentage of processed volume, these charges reflected 0.0xx%, 0.012%, and 0.018%, respectively, during the above periods. This percentage has trended downward over the above periods, primarily due to processed volume growth and increasingly effective risk management efforts. For these same years, we experienced actual losses of $x million, $11.5 million, and $11.3 million, respectively. Since actual losses were similar to the merchant loss provisions provided above, we believe that our estimation process has been materially accurate on a historical basis. A 10% increase or decrease in our percentage assumption for the year ended May 31, 2006 would have resulted in a decrease or increase in net income of $x. Further, if our percentage assumption of 0.0xx% for our fiscal 2006 had equaled our percentage assumption of 0.012% for the same prior year period, our net income would have decreased by $x.

Our check guarantee loss reserve is also comprised of known losses and a projection of future losses based on an assumed percentage of the face value of our guaranteed checks. For the years ended May 31, 2006, 2005, and 2004, we guaranteed total check face values of $x.x billion, $2.1 billion, and $1.7 billion, respectively. For those same periods, we recorded provisions for check guarantee losses of $x million, $13.0 million, and $12.0 million, respectively. As a percentage of the total guaranteed check face value, these charges reflected 0.xx%, 0.62%, and 0.71%, respectively, during the years mentioned above. This percentage increased in our fiscal 2006 primarily due to losses experienced in the aftermath of Hurricane Katrina, and it decreased in our fiscal 2005 primarily due to improved collection efforts. For these same years, we experienced actual

Mr. Steven Jacobs

February 2, 2006

losses of $x million, $13.3 million, and $10.9 million, respectively. Since actual losses were similar to the check guarantee loss provisions provided above, we believe that our estimation process has been materially accurate on a historical basis. A 10% increase or decrease in our percentage assumption for the year ended May 31, 2006 would have resulted in a decrease or increase in net income of $x. Further, if our percentage assumption of 0.xx% for our fiscal 2006 had equaled our percentage assumption of 0.62% for the same prior year period, our net income would have increased by $x.

We derive our projected loss rate assumptions primarily based on a rolling 12 month analysis of historic loss activity. These assumptions, however, bear the risk of change, which may occur as a result of several qualitative factors. For merchant losses, these factors include: a change in the creditworthiness of our merchant customers; a change in the levels of credit card fraud affecting our merchant customers; and a change in the effectiveness of our internal credit, risk management, and collection departments. For check guarantee losses, these factors include a change in the levels of dishonored consumer checks presented to our guarantee service merchant customers and a change in the effectiveness of our internal check guarantee procedures, customer acceptance and retention policies, or collection protocols. Application of our percentage assumptions involve uncertainty regarding changes in any of the factors above, especially those that are outside of our control, such as the financial health of the United States and Canadian economies at a regional or national level and the related impact on our customers. Our loss rate assumptions have not changed materially for the years ended May 31, 2006, 2005, and 2004, and we expect that they will either remain constant or may modestly fluctuate in the future, depending on changes in the above factors.

Financial Statements and Notes

Note 1. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, pages 38-39

2.	Comment: Please tell us how you considered all of the factors in paragraph 11 of SFAS 142 in determining that your DolEx trademark intangible asset has an indefinite life. In this regard please also describe any legal, regulatory, contractual, competitive, economic or other factors associated with this intangible asset and how you considered whether any of these factors limit the useful life of the intangible asset. Finally, please tell us how you determined the fair value, including the assumptions and methodology used supporting the value assigned to this intangible asset.

Response:

The DolEx trademark intangible asset legally consists of three separate trademarks, “DolEx Dollar Express,” “DolEx,” and the “DolEx” name with a corresponding logo, which we refer to collectively. The trademark is currently registered with the United States Patent and Trademark Office. This registration is currently in good standing, and we plan to continue to engage in all actions necessary to maintain the trademark.

The trademark represents the primary brand under which we conduct our consumer-to-consumer money transfer service offering to the growing population of first and second

Mr. Steven Jacobs

February 2, 2006

generation Latin Americans living in the United States. According to the Pew Hispanic Center, there are more than 40 million Latin Americans living in the United States today, of which a significant number regularly transfer money to family and friends living in Latin America. Further, according to the Inter-American Development Bank, total consumer-to-consumer money transfer volume to Latin America has grown 18% on average per year from 2000 to 2004. We believe this industry will continue to benefit in the indefinite future from growth in the Latin American population in the United States, as well as from growth in money transfer volume to Latin America.

We believe that we are currently well positioned to use the DolEx trademark intangible asset in competition against other consumer-to-consumer money transfer service providers in terms of service quality and price. Our DolEx channel was founded in 1996, primarily by its current management team, and we now operate over 700 originating retail branch locations in the United States and have settlement arrangements with more than 12,000 bank, exchange house and retail locations across Latin America. In the past ten years, we believe our market share has grown to be among the top three worldwide competitors in dollar volume transferred from the United States to Latin America. Further, we generally use a fixed-cost, branch-owned model at the point of sale rather than a variable-cost, agent-based model. We believe this model enhances our growth strategy, as higher transaction levels may provide significant future leverage.

Our business strategy is to competitively price our services, provide a timely and quality service, diversify our services through our customer loyalty program, and increase our physical presence through additional originating branch locations and expansion of our settlement network. We believe this strategy will further expand our customer base and increase our market share. For the six month period ended November 30, 2005, we experienced greater than 20% growth in DolEx-branded money transfer transactions over the comparable period in the prior year, and we anticipate our revenues from these operations to grow in the mid teen to high teen percentage range in our fiscal 2006 over our fiscal 2005.

Since our DolEx channel is based on providing a consumer service rather than a specific technology, in addition to a decade of market share gains and a favorable industry outlook, we believe we will continue to employ the DolEx trademark indefinitely.

We utilized paragraph 11 of SFAS 142 in our assessment process in determining that the DolEx trademark intangible asset has an indefinite life, and the following is a summary of that analysis:

a.	The expected use of the asset by the entity – We intend to continue to leverage our trademark in connection with providing our consumer-to-consumer money transfer services in order to continue growing our customer base and resulting revenue. As discussed above, we believe we can continue to generate future cash flows using the DolEx trademark indefinitely.

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate – There are no other assets or groups of assets upon which our trademark is dependent.

Mr. Steven Jacobs

February 2, 2006

c.	Any legal, regulatory, or contractual provisions that may limit the useful life – The trademark is governed by United States federal law, which allows indefinite re-registration of trademarks. We are not aware of any regulatory or contractual provisions that would prevent such re-registration, or any other factors that may limit the useful life of the trademark. We intend to re-register the trademark indefinitely.

d.	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost – As discussed above, the trademark is governed by United States federal law, which allows an indefinite number of 10-year renewals of trademark registration. We believe the cost of re-registration of the trademark is insignificant to the Company. According to the United States Patent and Trademark Office 2006 Fee Schedule, the cost of re-registration of a trademark is $400, and we do not believe attorney’s or other fees that might be incurred by the Company in connection with this re-registration will be substantial relative to the future cash flows we anticipate the DolEx-branded service will generate.

e.	The effects of obsolescence, demand, competition, and other economic factors – We believe the consumer-to-consumer money transfer services provided under the trademark will continue to grow indefinitely, and we are not aware of other market-based factors that would lead us to believe the use of the trademark will be curtailed in the future, as described above.

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset – We do not believe that we will be required to incur any material maintenance expenditures to ensure the continued realization of expected future cash flows from the trademark.

As a result of our assessment, we neither believe these factors limit the useful life of the trademark intangible asset nor are we aware of any other factors that would limit the useful life of the trademark intangible asset. Accordingly, we believe that the trademark should have an indefinite life. As additional support for this conclusion, we considered the Exposure draft of Proposed FASB Staff Position No. 142-d. While we recognize that the conclusion in this FSP has not been ratified, the FASB staff has tentatively concluded, “Therefore, a perpetually renewable intangible asset …[for which] renewal was reasonably assured for the foreseeable future, would be accounted for as an indefinite-lived intangible asset…” We believe that this further supports our conclusion.

Finally, the initial valuation of the trademark was performed using the relief-from-royalty method of the income approach, using a 4% assumed royalty rate over an indefinite life. In selecting an appropriate royalty rate, consideration was given to market share, market recognition, profitability, and third party trademark license agreements in the industry or related industries. Estimated future royalty savings were tax-effected using a tax rate of 37.5%, which approximated our effective tax rate at the time of acquisition of the trademark, and were discounted at the DolEx entities’ cost of equity at the time of the transaction, or 14.25%. In completing this evaluation, we were assisted by a professional third-party valuation firm.

Mr. Steven Jacobs

February 2, 2006

We appreciate your constructive comments to assist us in improving our filings. Please be advised that our former Chief Financial Officer, Mr. Jim Kelly, became our Chief Operating Officer effective October 10, 2005 and that I assumed the position of Chief Financial Officer on that date. Finally, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me or Martin Picciano, our Chief Accounting Officer, at 770-829-8000 with any questions or further comments.

Sincerely,
Global Payments Inc.

/s/ Joseph C. Hyde
Joseph C. Hyde
Chief Financial Officer